Contact

www.linkedin.com/in/josh-luke-836b36226 (LinkedIn)

Top Skills

Social Media

Early-stage Startups

Start-ups

Josh Luke

Founder of AF Social #3 Fastest Growing Startup 2022## Uplifting Social Media: Mental Health + Mentor Hosts Graduate from Teenage Apps: Its Your Time to Thrive $3m+ raised

Los Angeles Metropolitan Area

Summary

When you are ready to graduate from the teenage apps. AF Social prepares young adults for responsible adulthood by providing resources to teach goal setting, recognize victories and to expand their personal network.

I gave up being CEO of mental health hospitals and a professor after working with my students to develop an app to combat the mental health crisis. No, not a boring medical app. A social networking app where your feed is created based on your own interests, not just who you follow. We provide resources within the app to manage stress and anxiety, meet new people and build confidence. Meeting Gen Z and Gen Alpha where they are at…on social apps.

Josh@AnyFans.com

Experience

AF Social

Founder

October 2021 - Present (1 year 6 months)

United States

AF Social is a mobile app created by AnyFans Inc. Users network in an uplifting environment designed to grow communities, while social mentors post about skills and experiences that build life skills for those seeking responsible adulthood. By following desired Hangouts users are able to create their own feed based on those interests as opposed to just users they follow. AnyFans mission is to provide resources within the app to manage stress and combat the daily rigors of the mental health crisis. Mental Health
& Well-Being resources suite launches Fall 2023.

University of Southern California

Adjunct Faculty

January 2015 - Present (8 years 3 months)
Los Angeles, California, United States

Hope International University
Associate Faculty
August 2019 - February 2022 (2 years 7 months)
Fullerton, California, United States

National Readmission Prevention Collaborative
Founder, Health Tech Start-up
January 2013 - December 2019 (7 years)
Los Angeles, California, United States

Launched a value based care incubator to strategize and partner with
emerging technologies in the self-administration vertical, coaching and
partnering with founder to integrate healthcare technology into hospitals and
post acute facilities.

California State University, Long Beach
Executive Faculty
March 2014 - December 2014 (10 months)

Anaheim Global Medical Center
Chief Executive Officer
September 1999 - February 2014 (14 years 6 months)
Orange County, California, United States

Served as CEO of four acute & behavioral health hospitals and Vice President
for others including Anaheim Global Medical Center (previously Western
Medical Center).

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Education

University of Southern California
Adjunct Faculty

University of Nevada, Reno
Ph.D.

California State University, Fullerton
Master of Arts, Communications

Brigham Young University
Bachelor of Arts, Communications